Fiscal Year 2026 Three Months Ended 30 June 2025

Exhibit 99.3

Management’s Analysis of Results

This Management’s Analysis of Results forms part of a package of information about James Hardie Industries plc’s results. It should be read in conjunction with the other parts of this package, including the Earnings Release, the Earnings Presentation and the Condensed Consolidated Financial Statements. Except as otherwise indicated in this Management’s Analysis of Results, James Hardie Industries plc is referred to as “JHI plc.” JHI plc, together with its direct and indirect wholly-owned subsidiaries, are collectively referred to as “James Hardie,” the “Company,” “we,” “our,” or “us.” Definitions for certain capitalized terms used in this Management’s Analysis of Results can be found in the section titled “Non-GAAP Financial Measures.”
This Management’s Analysis of Results includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (“GAAP”). These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measures. Management has included such measures to provide investors with an alternative method for assessing the Company's financial condition and operating results in a manner that is focused on the performance of its ongoing operations. These measures exclude the impact of certain legacy items, such as asbestos adjustments, or significant non-recurring items, such as asset impairments, restructuring expenses, acquisition and pre-close financing related costs, as well as adjustments to tax expense. In addition, management provides an adjusted effective tax rate, which excludes the tax impact of the special pre-tax items (items listed above) and special tax items. Management believes that this non-GAAP tax measure provides an ongoing effective rate which investors may find useful for historical comparisons and for forecasting and is an alternative method of assessing the economic impact of taxes on the Company, as it more closely approximates payments to taxing authorities. Management uses such non-GAAP financial measures for the same purposes. These non-GAAP measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. These non-GAAP financial measures are not prepared in accordance with GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Management’s Analysis of Results, including a reconciliation of each non-GAAP financial measure to the equivalent GAAP measure, see the section titled “Non-GAAP Financial Measures.”
These documents, along with an audio webcast of the Management Presentation are available from the Investor Relations area of our website at https://ir.jameshardie.com.au/financial-information/financial-results.
Investor and Media Contact
Joe Ahlersmeyer, CFA
Vice President, Investor Relations

Telephone:	+1 773-970-1213
Email:	investors@jameshardie.com

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2026	1

CONSOLIDATED RESULTS

Overview

James Hardie Industries plc is a world leader in the manufacturing of fiber cement building solutions, and a market leader in fiber gypsum and cement-bonded boards in Europe. Our fiber cement building materials include a wide-range of products for both external and internal use across a broad range of applications. We have three reportable segments: North America Fiber Cement, Asia Pacific Fiber Cement and Europe Building Products.
Subsequent to the first quarter of FY26, on 1 July 2025, we completed the acquisition of The AZEK® Company Inc. ("AZEK"), an industry-leading designer and manufacturer of low maintenance and environmentally sustainable outdoor living products, which has manufacturing and recycling facilities in the United States.

1st Quarter Financial Highlights

US$ Millions (except per share data)	Three Months Ended 30 June
	FY26	FY25	Change
Net sales	$899.9	$991.9	(9%)
Gross profit	336.9	396.9	(15%)
Gross margin (%)	37.4	40.0	(2.6 pts)
Operating income	138.6	235.4	(41%)
Operating income margin (%)	15.4	23.7	(8.3 pts)
Adjusted operating income[1]	169.0	236.0	(28%)
Adjusted operating income margin (%)[1]	18.8	23.8	(5.0 pts)
Net income	62.6	155.3	(60%)
Adjusted Net income[1]	126.9	177.6	(29%)
Diluted earnings per share	$0.15	$0.36	(59%)
Adjusted diluted earnings per share[1]	$0.29	$0.41	(28%)

[1] See section titled “Non-GAAP Financial Measures" for a reconciliation to the equivalent GAAP measure

•Net sales decreased 9% primarily due to lower volumes in North America and Asia Pacific (given the Philippines exit), partially offset by a higher average net sales price in all three regions.
•Gross margin decreased 2.6 percentage points mainly driven by lower gross margin in North America, partially offset by an improvement in the Asia Pacific and Europe margins.
•Operating income margin decreased 8.3 percentage points to 15.4%, driven by AZEK acquisition related costs of US$29.4 million, lower gross margin and higher SG&A expenses as a percentage of sales largely driven by higher stock based compensation expense.

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2026	2

OPERATING RESULTS

North America Fiber Cement Segment

Operating results for the North America Fiber Cement segment were as follows:

US$ Millions	Three Months Ended 30 June
	FY26	FY25	Change
Fiber cement net sales	$641.8	$729.3	(12%)
Cost of goods sold	401.3	425.9	(6%)
Gross profit	240.5	303.4	(21%)
Gross margin (%)	37.5	41.6	(4.1 pts)
Selling, general and administrative expenses	76.0	73.8	3%
Research and development expenses	2.3	2.3	—%
Acquisition related expenses	1.0	—	100%
Operating income	161.2	227.3	(29%)
Operating income margin (%)	25.1	31.2	(6.1 pts)
Adjusted operating income	162.2	227.3	(29%)
Adjusted operating income margin (%)	25.3	31.2	(5.9 pts)

Q1 FY26 vs Q1 FY25
Net sales decreased 12% driven by lower volumes of 14% primarily due to market weakness, partially offset by a higher average net sales price of 3% resulting from our annual price increase.
Gross margin decreased 4.1 percentage points driven by unfavorable production cost absorption, coupled with higher pulp costs, partially offset by a higher average net sales price. In addition, no start up costs or asset impairment charges were incurred in the current quarter compared to US$4.3 million and US$4.0 million, respectively, in the prior corresponding period.
SG&A expenses increased 3% primarily driven by strategic investments in technology licenses and sales and marketing activities. As a percentage of sales, SG&A expenses increased 1.7 percentage points.
Operating income margin decreased 6.1 percentage points to 25.1%, primarily driven by lower gross margin and higher SG&A expenses.

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2026	3

OPERATING RESULTS

Asia Pacific Fiber Cement Segment
The Asia Pacific Fiber Cement segment is comprised of the following regions: (i) Australia (ii) New Zealand; and (iii) the Philippines which ceased manufacturing operations in August 2024.

Operating results for the Asia Pacific Fiber Cement segment in US dollars were as follows:

US$ Millions	Three Months Ended 30 June
	FY26	FY25	Change
Fiber cement net sales	$121.6	$135.3	(10%)
Cost of goods sold	69.3	79.8	(13%)
Gross profit	52.3	55.5	(6%)
Gross margin (%)	43.0	41.0	2.0 pts
Selling, general and administrative expenses	14.2	14.0	1%
Research and development expenses	0.3	0.3	—%
Operating income	37.8	41.2	(8%)
Operating income margin (%)	31.1	30.4	0.7 pts

Operating results for the Asia Pacific Fiber Cement segment in Australian dollars were as follows:

A$ Millions	Three Months Ended 30 June
	FY26		FY25		Change
Fiber cement net sales	A$	189.5	A$	205.3	(8%)
Cost of goods sold	108.0		121.2		(11%)
Gross profit	81.5		84.1		(3%)
Gross margin (%)	43.0		41.0		2.0 pts
Selling, general and administrative expenses	22.1		21.2		4%
Research and development expenses	0.5		0.4		25%
Operating income	58.9		62.5		(6%)
Operating income margin (%)	31.1		30.4		0.7 pts

Q1 FY26 vs Q1 FY25 (A$)
Net sales decreased 8%, driven by lower volumes of 25%, partially offset by a higher average net sales price of 22%. The decline in volumes and higher average net sales price were primarily attributable to the closure of our Philippines manufacturing in August 2024 and commercial operations were largely wound down by the end of September. Net sales from the Philippines in Q1 FY25 was A$22.9 million.
Gross margin increased 2.0 percentage points primarily due to a higher average net sales price, geographic mix and favorable plant performance.
SG&A expenses increased 4% primarily due to higher marketing and employee costs, partially offset by the closure of our Philippines operations. As a percentage of sales, SG&A expenses increased 1.4 percentage points.
Higher operating income margin resulted primarily from higher gross margin, partially offset by higher SG&A expenses.

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2026	4

OPERATING RESULTS

Europe Building Products Segment
The Europe Building Products segment is comprised of: (i) Europe Fiber Cement; and (ii) Europe Fiber Gypsum.
Operating results for the Europe Building Products segment in US dollars were as follows:

US$ Millions	Three Months Ended 30 June
	FY26	FY25	Change
Fiber cement net sales	$20.8	$21.2	(2%)
Fiber gypsum net sales[1]	115.7	106.1	9%
Net sales	136.5	127.3	7%
Cost of goods sold	92.4	89.3	3%
Gross profit	44.1	38.0	16%
Gross margin (%)	32.3	29.9	2.4 pts
Selling, general and administrative expenses	28.2	25.5	11%
Research and development expenses	0.8	0.3	167%
Operating income	15.1	12.2	24%
Operating income margin (%)	11.1	9.6	1.5 pts

[1]Also includes cement bonded board net sales
Operating results for the Europe Building Products segment in Euros were as follows:

€ Millions	Three Months Ended 30 June
	FY26	FY25	Change
Fiber cement net sales	€18.3	€19.7	(7%)
Fiber gypsum net sales[1]	102.0	98.5	4%
Net sales	120.3	118.2	2%
Cost of goods sold	81.4	82.9	(2%)
Gross profit	38.9	35.3	10%
Gross margin (%)	32.3	29.9	2.4 pts
Selling, general and administrative expenses	24.9	23.6	6%
Research and development expenses	0.7	0.3	133%
Operating income	13.3	11.4	17%
Operating income margin (%)	11.1	9.6	1.5 pts

[1]Also includes cement bonded board net sales

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2026	5

OPERATING RESULTS

Q1 FY26 vs Q1 FY25 (€)
Net sales increased 2% due a 4% increase in average net sales price, partially offset by a 1% decrease in volume. The higher average net sales price was driven by our June 2024 and January 2025 price increases.
Gross margin increased 2.4 percentage points primarily due to a higher average net sales price and lower freight and paper costs, partially offset by higher gypsum costs.
SG&A expenses increased 6% as we have increased investment in our sales team to drive strategic growth in high value products. As a percentage of sales, SG&A expenses increased 0.7 percentage points.
Operating income margin of 11.1% increased 1.5 percentage points primarily driven by higher gross margin, partially offset by higher SG&A expenses.

General Corporate and Unallocated R&D costs

US$ Millions	Three Months Ended 30 June
	FY26	FY25	Change %
General Corporate and Unallocated R&D costs	$75.5	$45.3	67
Excluding:
Acquisition related expenses	(28.4)	—	100
Asbestos related expenses and adjustments	(1.0)	(0.6)	67
Adjusted General Corporate and Unallocated R&D costs	$46.1	$44.7	3
General Corporate and Unallocated R&D costs of US$75.5 million includes acquisition related expenses of US$28.4 million which primarily relates to professional service fees associated with the AZEK acquisition.
Adjusted General Corporate and Unallocated R&D costs increased US$1.4 million due to higher stock-based compensation expense of US$8.5 million mainly attributable to the change in our stock price, partially offset by lower employee and legal costs.

Interest, net

US$ Millions	Three Months Ended 30 June
	FY26	FY25	Change %
Interest expense	$11.8	$15.7	(25)
Pre-close financing and interest costs	34.9	—	100
Capitalized interest	(2.1)	(6.2)	(66)
Interest income	(4.2)	(4.8)	(13)
AICF interest income	(2.6)	(3.0)	(13)
Interest, net	$37.8	$1.7	NM
Interest expense primarily decreased as a result of the repayment of our Term Loan Agreement ("TLA") in April 2025.
Pre-close financing and interest costs primarily includes the write-off of fees associated with the Bridge Commitment of US$31.5 million, as well as the write off of the remaining associated debt issuance costs on the previous TLA and revolving credit facility.
The decrease in capitalized interest is due to the completion of construction on sheet machine 4 at our Prattville, Alabama facility in the fourth quarter of fiscal year 2025.

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2026	6

OPERATING RESULTS

Income Tax

US$ Millions	Three Months Ended 30 June
	FY26	FY25	Change
Income tax expense	$27.1	$78.6	(66%)
Effective tax rate (%)	30.2	33.6	(3.4 pts)

Adjusted income tax expense[1]	$37.1	$53.9	(31%)
Adjusted effective tax rate[1] (%)	22.6	23.3	(0.7 pts)

[1]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments
The effective tax rate decreased 3.4 percentage points, primarily due to discrete items. The adjusted effective tax rate decreased 0.7 percentage points, primarily due to a change in geographical taxable earnings.

Adjusted Net Income

US$ Millions	Three Months Ended 30 June
	FY26	FY25	Change %
North America Fiber Cement[1]	$162.2	$227.3	(29)
Asia Pacific Fiber Cement	37.8	41.2	(8)
Europe Building Products	15.1	12.2	24
General Corporate[2] and Unallocated R&D costs	(46.1)	(44.7)	(3)
Adjusted operating income	169.0	236.0	(28)

Adjusted interest, net[3]	5.5	4.7	17
Adjusted other income, net[4]	(0.5)	(0.2)	150
Adjusted income tax expense[5]	37.1	53.9	(31)
Adjusted net income	$126.9	$177.6	(29)

[1] Excludes acquisition related expenses
[2] Excludes acquisition related expenses and asbestos-related expenses and adjustments
[3] Excludes pre-close financing and interest costs, and AICF interest income
[4] Excludes non-cash loss on the interest rate swap
[5] Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos and other tax adjustments ll

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2026	7

OTHER INFORMATION

Cash Flow

US$ Millions	Three Months Ended 30 June
	FY26	FY25	Change	Change %
Net cash provided by operating activities	$206.9	$185.1	$21.8	12
Net cash used in investing activities	105.3	139.8	(34.5)	(25)
Net cash provided by (used in) financing activities	1,402.8	(77.4)	1,480.2	NM
Significant sources and uses of cash during fiscal year 2026 include:
•Cash provided by operating activities:
◦Net income, adjusted for non-cash items, of US$204.5 million
◦Working capital decreased, increasing operating cashflow by US$84.2 million, primarily due to lower accounts receivable in North America resulting from lower net sales and higher accounts payable in North America and Europe, partially offset by higher inventory, specifically finished goods in both North America and Europe as production has outpaced sales
◦Asbestos claims and handling costs paid of US$29.3 million
•Cash used in investing activities:
◦Capital expenditures of US$103.2 million, including global capacity expansion project spend of US$25.0 million
•Cash provided by financing activities:
◦Proceeds into restricted cash for our new senior secured notes ("Notes") of US$1.7 billion in anticipation of closing the AZEK acquisition
◦Repayment of US$290.6 million on our TLA

Capacity Expansion

Our capacity expansion program is guided by our expectation for sustainable long-term profitable share gain. We continue to monitor macro-economic conditions and the impacts on the housing markets we do business in to ensure the program is aligned with our global strategy.

For fiscal year 2026, we estimate total Capital Expenditures will be approximately US$400 million, which includes AZEK expenditures of approximately US$75 million.

In fiscal year 2026 we plan to:

•Complete construction of our ColorPlus® finishing capacity at Prattville, Alabama
•Complete construction of our brownfield expansion of our fiber gypsum facility in Orejo, Spain
•Continue planning of our brownfield facility at Cleburne, Texas and greenfield facility at Crystal City, Missouri

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2026	8

OTHER INFORMATION

Liquidity

At 30 June 2025, we had US$391.6 million in cash and cash equivalents, a decrease of US$171.1 million from 31 March 2025.
Our restricted cash balance increased from US$5.0 million at 31 March 2025 to US$1.7 billion at 30 June 2025. The increase was due to our Notes that we entered into in June 2025 as these proceeds were held in escrow pending the satisfaction of certain escrow release conditions, which were met on 1 July 2025 in conjunction with the close of the AZEK acquisition.
Our gross debt balance increased from US$1,124.0 million at 31 March 2025 to US$2,569.2 million at 30 June 2025, primarily driven by our new Notes, partially offset by the payoff of our TLA.
During the first quarter, we also entered into new term facilities of US$2.5 billion ("Term Facilities") and a revolving facility of US$1.0 billion, which replaced our previous undrawn US$600 million revolving credit facility. As of 30 June 2025, US$600.0 million of the US$1.0 billion revolving facility was available to draw, as the remainder was subject to escrow conditions which were met on 1 July 2025. No amounts were outstanding at 30 June 2025.
On 1 July 2025, we funded the cash portion of the closing payment, and related fees and expenses of the AZEK acquisition with net proceeds from the Notes, Term Facilities and cash on hand.
During fiscal year 2026, we will contribute A$193.6 million to AICF, excluding interest, in quarterly installments. The first payment of A$48.4 million was made 1 July 2025.
Based on our existing cash balances, together with anticipated operating cash flows and unutilized credit facilities, we anticipate we will have sufficient funds to meet our planned working capital and other expected cash requirements for the next twelve months.

Capital Allocation

Our Capital Allocation framework prioritizes the use of free cash flow as follows:
•Invest in organic growth
•Reduce balance sheet leverage in line with our stated commitments
•Return capital to shareholders
•Evaluate tuck-in opportunities to bolster capabilities in railing & recycling
On 13 November 2024, our board of directors approved and authorized a share buyback program, for an aggregate amount up to US$300 million through 31 October 2025. There has been no activity under this program.

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2026	9

NON-GAAP FINANCIAL TERMS

Non GAAP Financial Terms
This Management’s Analysis of Results includes certain financial information to supplement the Company’s condensed consolidated financial statements which are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measures for the same purposes. These financial measures include:

•	Adjusted operating income and adjusted operating income margin	•	Adjusted other income, net
•	North America Fiber Cement Segment Adjusted operating income and adjusted operating income margin	•	Adjusted net income and Adjusted diluted earnings per share
•	Adjusted General Corporate and Unallocated R&D costs	•	Adjusted income before income taxes, Adjusted income tax expense and Adjusted effective tax rate
•	Adjusted interest, net
These financial measures are or may be non-GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with GAAP. These financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures and should be read only in conjunction with the Company’s condensed consolidated financial statements prepared in accordance with GAAP. In evaluating these financial measures, investors should note that other companies reporting or describing similarly titled financial measures may calculate them differently and investors should exercise caution in comparing the Company’s financial measures to similar titled measures by other companies.

Definitions
AICF – Asbestos Injuries Compensation Fund Ltd
Average net sales price ("ASP") – Total net sales of fiber cement and fiber gypsum products, excluding accessory sales, divided by the total volume of products sold

NM – Not meaningful
Working Capital – The working capital calculation used in our cash provided by operating analysis includes the change in: (1) Accounts and other receivables, net; (2) Inventories; and (3) Accounts payable and accrued liabilities

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2026	10

NON-GAAP FINANCIAL MEASURES

Financial Measures - GAAP equivalents

Adjusted operating income and Adjusted operating income margin

US$ Millions	Three Months Ended 30 June
	FY26	FY25
Operating income	$138.6	$235.4
Asbestos related expenses and adjustments	1.0	0.6
Acquisition related expenses	29.4	—
Adjusted operating income	$169.0	$236.0

	Three Months Ended 30 June
	FY26	FY25
Operating income margin	15.4%	23.7%
Asbestos related expenses and adjustments	0.1%	0.1%
Acquisition related expenses	3.3%	—%
Adjusted operating income margin	18.8%	23.8%

North America Fiber Cement Segment Adjusted operating income and Adjusted operating income margin

US$ Millions	Three Months Ended 30 June
	FY26	FY25
North America Fiber Cement Segment operating income	$161.2	$227.3
Acquisition related expenses	1.0	—
North America Fiber Cement Segment Adjusted operating income	$162.2	$227.3

	Three Months Ended 30 June
	FY26	FY25
North America Fiber Cement Segment operating income margin	25.1%	31.2%
Acquisition related expenses	0.2%	—%
North America Fiber Cement Segment Adjusted operating income margin	25.3%	31.2%

Adjusted General Corporate and Unallocated R&D Costs

US$ Millions	Three Months Ended 30 June
	FY26	FY25
General Corporate and Unallocated R&D costs	$75.5	$45.3
Acquisition related expenses	(28.4)	—
Asbestos related expenses and adjustments	(1.0)	(0.6)
Adjusted General Corporate and Unallocated R&D costs	$46.1	$44.7

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2026	11

NON-GAAP FINANCIAL MEASURES

Adjusted interest, net

US$ Millions	Three Months Ended 30 June
	FY26	FY25
Interest, net	$37.8	$1.7
Pre-close financing and interest costs	(34.9)	—
AICF interest income	2.6	3.0
Adjusted interest, net	$5.5	$4.7

Adjusted other income, net

US$ Millions	Three Months Ended 30 June
	FY26	FY25
Other expense (income), net	$11.1	$(0.2)
Non-cash loss on interest rate swap	(11.6)	—
Adjusted other income, net	$(0.5)	$(0.2)

Adjusted net income and Adjusted diluted earnings per share

US$ Millions, except per share amounts	Three Months Ended 30 June
	FY26	FY25
Net income	$62.6	$155.3
Asbestos related expenses and adjustments	1.0	0.6
AICF interest income	(2.6)	(3.0)
Pre-close financing costs	46.5	—
Acquisition related expenses	29.4	—
Tax adjustments[1]	(10.0)	24.7
Adjusted net income	$126.9	$177.6

	Three Months Ended 30 June
	FY26	FY25
Net income per common share - diluted	$0.15	$0.36
Asbestos related expenses and adjustments	—	—
AICF interest income	(0.01)	(0.01)
Pre-close financing costs	0.10	—
Acquisition related expenses	0.07	—
Tax adjustments[1]	(0.02)	0.06
Adjusted diluted earnings per share[2]	$0.29	$0.41

1 Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments
2 Weighted average common shares outstanding used in computing diluted net income per common share of 431.1 million and 434.5 million for the three months ended June 30, 2025 and 2024, respectively

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2026	12

NON-GAAP FINANCIAL MEASURES

Adjusted income before income taxes, Adjusted income tax expense and Adjusted effective tax rate

US$ Millions	Three Months Ended 30 June
	FY26	FY25
Income before income taxes	$89.7	$233.9
Asbestos related expenses and adjustments	1.0	0.6
AICF interest income	(2.6)	(3.0)
Pre-close financing costs	46.5	—
Acquisition related expenses	29.4	—
Adjusted income before income taxes	$164.0	$231.5

Income tax expense	27.1	78.6
Tax adjustments[1]	10.0	(24.7)
Adjusted income tax expense	$37.1	$53.9
Effective tax rate	30.2%	33.6%
Adjusted effective tax rate	22.6%	23.3%

[1]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2026	13

FORWARD-LOOKING STATEMENTS

This Management’s Analysis of Results contains forward-looking statements. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:
▪statements about the acquisition of AZEK, including its anticipated benefits;
▪statements about the Company’s future performance;
▪projections of the Company’s results of operations or financial condition;
▪statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
▪expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;
▪expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects;
▪expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios;
▪expectations concerning dividend payments and share buy-backs;
▪statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
▪statements regarding tax liabilities and related audits, reviews and proceedings;
▪statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings;
▪expectations about the timing and amount of contributions to AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
▪statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
▪statements about economic or housing market conditions in the regions in which we operate, including but not limited to, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of our Form 20-F filed with the Securities and Exchange Commission on 20 May 2025, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall in AICF funding and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; use of accounting estimates; the AZEK acquisition; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law.

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2026	14